Grupa Hotelowa

08000911

Warsaw, 2007-12-17.

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 33/2007.
Best regards

Krzysztof Gerula

Vice-President

Current report no. 33/2007

Orbis S.A. 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has today received the following notification from BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań:

„Acting by virtue of Article 69 section 2 point 1 letter a) in connection with Article 87 section 1 point 1 letter b) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." of 2005 No. 184, item 1539) BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań hereby informs that as a result of share acquisitions, settled on December 11, 2007, the Company clients became holders of a number of shares resulting in an increase in the share in the number of votes at the general meeting of the public company Orbis S.A. by more than 2%. Previously, the Company informed that its client held 16.33% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

Before the shareholding referred to above was increased, the clients of BZ WBK AIB Asset Management S.A. held 8 429 582 company shares, accounting for 18.29% of the share capital, on accounts covered by management contracts. These shares carried 8 429 582 votes at the general meeting of shareholders, which accounted for 18.29% share in the total number of votes at the general meeting of the company Orbis S.A.

As of December 11, 2007, 8 459 267 shares, accounting for 18.36%% of the share capital, were deposited on securities accounts of clients of BZ WBK AIB Asset Management SA covered by management contracts. These shares carried 8 459 267 votes, which accounted for 18.36% of the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, BZ WBK AIB Asset Management S.A. informs that BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with its registered address in Poznań, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subs.am.), commissioned the management of investment portfolio of investment funds of which Towarzystwo is a governing body (hereinafter the "Funds") to the company BZ WBK AIB Asset Management S.A. Therefore, in case the Funds hold shares in the company Orbis S.A., BZ WBK AIB Asset Management S.A. is obligated to include such shares in the notification."

END